Exhibit 99.1

CalciTech Extends Warrants

Hamilton, Bermuda, 24th January 2007 - CalciTech Ltd. (Plus Markets: CLK; OTCBB: CLKTF) announces the Directors of the Company have agreed to extend its $0.50 warrants, originally to mature on 25th January 2007, by one month, the new maturity date being 25th February 2007.

The Company has 4.5 million warrants outstanding priced at $0.50, as part of its $2.25 million private placement in January 2005.

For further information:

CalciTech Ltd.

Marc Lakmaaker

Email: MarcL@calcitech.com

Tel: +41 22 710 4020

www.calcitech.com

Schwarz Financial

Frank Schwarz

Email: kontakt@schwarzfinancial.com

Tel: +49 611 1745 3980

www.schwarzfinancial.com

Equity Development

Andy Edmond

Tel: +44 207 405 7777

www.equitydevelopment.co.uk

Registered Office:

CalciTech Limited

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton

Bermuda

Company registration number: 20494

The directors of the company take responsibility for this announcement.

This press release contains "forward looking statements" including forward looking statements as that term is defined in section 27a of the United States securities act of 1933 and section 21e of the securities and exchange act of 1934. Statements in this press release, which are not purely historical are forward looking statements and include any statements regarding beliefs, expectation or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements which are subject to a number of contingencies and uncertainties, including, but not limited to, market acceptance for CalciTech’s products, manufacturing of CalciTech’s products in a commercial setting, obtaining adequate financing and construction management for products and obtaining appropriate permits.

It is important to note that the corporation's actual outcomes may differ materially from those in forward looking statements contained in this press release. Although the company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures in the company's public filings with the Securities and Exchange Commission.